EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2025 Financial Results

Singapore, May 30, 2025 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “The macro environment remained dynamic in the first quarter, our total revenues reached US$122.6 million, representing an increase of 55.3% year-over-year. Benefiting from our brand strength and continued investment in R&D, both our GAAP and non-GAAP net income saw impressive growth. Net income attributable to ordinary shareholders of UP Fintech was US$30.4 million, up 8.4% quarter over quarter and 146.7% year over year. Non-GAAP net income attributable to ordinary shareholders of UP Fintech reached US$36.0 million, an increase of 18.3% sequentially and 145.0% from the same period last year.

In the first quarter, we added 60,900 new customers with deposits, already achieving 40% of our yearly guidance of 150,000 new customers with deposits for 2025, and bringing our total number of customers with deposits at the end of the first quarter to 1,152,900, a 23.5% increase compared to the same quarter last year. Asset inflow remained strong, we saw net asset inflow of US$3.4 billion in the first quarter, of which the majority comes from retail users, combining with a US$776 million mark to market gain, led total account balance rose by 9.9% quarter over quarter and 39.5% year over year to US$45.9 billion, setting another historic high. We also achieved notable growth in Hong Kong, the average net asset inflows of new funded clients in Hong Kong during the first quarter were above US$30,000.

In the first quarter, we continued to roll out new features aimed at enhancing the user experience across our platform. In Hong Kong, we introduced additional functionality on top of its existing virtual asset trading service. Retail investors can now deposit and withdraw cryptocurrency, such as Bitcoin and Ethereum, while professional investors are also able to deposit and withdraw USDT. Additionally, Tiger Brokers Hong Kong recently launched Delivery Versus Payment (DVP) functionality, which strengthens our ability to serve institutional and high-net-worth clients. We also introduced equity repo services to further enhance our securities lending and treasury management capabilities. In addition, we remain committed to improving our Tiger AI offering based on user feedback. It now supports portfolio and watchlist analysis, allowing users to more effectively identify investment opportunities, receive risk alerts on their holdings, and access actionable strategy suggestions.

In our Corporate business, we underwrote 4 Hong Kong IPOs in the first quarter, including “Chifeng Gold” and “Nanshan Aluminum”, and acted as distributor for “Mixue Group”, the largest Hong Kong IPO in the first quarter. In our ESOP business, we added 20 new clients in the first quarter, bringing the total number of ESOP clients served to 633 as of March 31, 2025.”

Financial Highlights for First Quarter 2025

•
Total revenues were US$122.6 million, an increase of 55.3% year-over-year and a decrease of 1.2% quarter-over-quarter.
•
Total net revenues were US$107.6 million, an increase of 67.7% year-over-year and an increase of 0.2% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$30.4 million compared to a net income of US$12.3 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$36.0 million, compared to a non-GAAP net income of US$14.7 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2025

•
Total account balance increased 39.5% year-over-year to US$45.9 billion.
•
Total margin financing and securities lending balance increased 89.4% year-over-year to US$5.2 billion.
•
Total number of customers with deposit increased 23.5% year-over-year to 1,152,900.

Selected Operating Data for First Quarter 2025

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2024	2024	2025
In 000's
Number of customer accounts	2,247.4	2,449.3	2,526.7
Number of customers with deposits	933.4	1,092.0	1,152.9
Number of options and futures contracts traded	10,850.3	18,926.3	20,400.7
In USD millions
Trading volume	85,410.6	198,016.9	217,453.6
Trading volume of stocks	28,606.3	55,502.6	59,453.4
Total account balance	32,872.1	41,725.2	45,861.9

First Quarter 2025 Financial Results

REVENUES

Total revenues were US$122.6 million, an increase of 55.3% from US$78.9 million in the same quarter of last year.

Commissions were US$58.3 million, an increase of 109.8% from US$27.8 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.6 million, a decrease of 9.6% from US$2.8 million in the same quarter of last year, primarily due to a decrease of the account balance of our fully disclosed account customers.

Interest income was US$53.8 million, an increase of 22.7% from US$43.8 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$7.9 million, an increase of 76.8% from US$4.5 million in the same quarter of last year, primarily due to an increase in currency exchange income and wealth management income.

Interest expense was US$15.0 million, an increase of 1.7% from US$14.8 million in the same quarter of last year, primarily due to the increase in funding for margin financing activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$67.1 million, an increase of 32.1% from US$50.8 million in the same quarter of last year.

Execution and clearing expenses were US$5.3 million, an increase of 139.3% from US$2.2 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$33.8 million, an increase of 21.7% from US$27.8 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.1 million, a slight increase of 0.2% from US$2.1 million in the same quarter of last year.

Communication and market data expenses were US$9.8 million, an increase of 14.4% from US$8.6 million in the same quarter of last year due to increased IT-related service fees.

Marketing and branding expenses were US$10.9 million, an increase of 147.5% from US$4.4 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$5.1 million, a decrease of 9.4% from US$5.7 million in the same quarter of last year due to a decrease in professional service fees.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$30.4 million, as compared to a net income of US$12.3 million in the same quarter of last year. Net income per ADS – diluted was US$0.166, as compared to a net income per ADS – diluted of US$0.077 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$36.0 million, as compared to a US$14.7 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.198 as compared to a non-GAAP net income per ADS – diluted of US$0.092 in the same quarter of last year.

For the first quarter of 2025, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 184,472,928. As of March 31, 2025, the Company had a total of 2,649,914,037 Class A and B ordinary shares outstanding, or the equivalent of 176,660,936 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of March 31, 2025, the Company's cash and cash equivalents, term deposits and long-term deposits were US$406.4 million, compared to US$396 million as of December 31, 2024.

As of March 31, 2025, the allowance for doubtful accounts on receivables from customers was US$14.8 million compared to US$15.3 million as of December 31, 2024.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires certain crypto assets to be measured at fair value separately on the balance sheet with changes reported in the statement of operations each reporting period.

The Company adopted this guidance from January 1, 2025, and the Company recorded such crypto asset balance in Crypto assets held as of March 31, 2025, with a cumulative-effect adjustment of US$2.3 million to the opening balance of Retained earnings.

Updates to Management and Directors

Mr. Ming Liao departed from the position of Independent Director at the Company due to personal reasons, effective May 28, 2025. Mr. Liao’s departure was not the result from any disagreement with the Company.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on May 30, 2025, U.S. Eastern Time (8:00 PM on May 30, 2025, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before receiving the dial-in number. Preregistration may take a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BId8a2d4cd09e14653b3533b8d3745dfa0

It will automatically lead to the registration page of "UP Fintech Holding Limited First Quarter 2025 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided a confirmation email with a participant dial-in number and personal PIN to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net income attributable to ordinary shareholders of UP Fintech and non-GAAP net income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net income attributable to ordinary shareholders of UP Fintech as net income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net income per ADS - diluted is non-GAAP net income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the cooperation relationships with our business partners and shareholders such as Interactive Brokers LLC and Xiaomi Corporation and its affiliates; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 23, 2025. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March 31,
	2024	2025
	US$	US$
Assets:
Cash and cash equivalents	393,576,874	403,891,218
Cash-segregated for regulatory purpose	2,464,683,625	2,849,477,420
Term deposits	1,075,260	1,101,083
Receivables from customers (net of allowance of US$15,284,002 and US$14,790,668 as of December 31, 2024 and March 31, 2025)	1,052,972,649	1,221,616,295
Receivables from brokers, dealers, and clearing organizations	2,305,740,507	2,556,498,087
Financial instruments held, at fair value	75,547,082	177,479,943
Prepaid expenses and other current assets	17,629,819	19,529,054
Amounts due from related parties	16,720,671	13,821,867
Total current assets	6,327,946,487	7,243,414,967
Non-current assets:
Long-term deposits	1,369,994	1,378,037
Right-of-use assets	10,880,673	12,736,333
Property, equipment and intangible assets, net	15,358,528	15,750,823
Crypto assets held	—	3,410,986
Goodwill	2,492,668	2,492,668
Long-term investments	7,658,809	7,473,531
Equity method investment	10,203,622	10,305,433
Other non-current assets	6,828,553	8,623,671
Deferred tax assets	8,573,135	9,931,234
Total non-current assets	63,365,982	72,102,716
Total assets	6,391,312,469	7,315,517,683
Current liabilities:
Payables to customers	3,574,651,125	4,333,279,026
Payables to brokers, dealers and clearing organizations:	1,914,769,701	1,975,967,952
Accrued expenses and other current liabilities	67,263,254	75,891,783
Lease liabilities-current	4,153,928	4,845,376
Amounts due to related parties	874,331	53,588,763
Total current liabilities	5,561,712,339	6,443,572,900
Convertible bonds	159,505,397	160,158,584
Lease liabilities- non-current	5,902,323	6,992,755
Deferred tax liabilities	2,068,661	2,161,995
Total liabilities	5,729,188,720	6,612,886,234
Mezzanine equity
Redeemable non-controlling interest	7,177,668	5,518,571
Total Mezzanine equity	7,177,668	5,518,571
Shareholders’ equity:
Class A ordinary shares	25,427	25,523
Class B ordinary shares	976	976
Additional paid-in capital	619,030,730	624,497,561
Statutory reserve	12,425,463	12,425,463
Retained earnings	37,843,547	70,712,884
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(11,919,310)	(8,090,989)
Total UP Fintech shareholders’ equity	655,234,014	697,398,599
Non-controlling interests	(287,933)	(285,721)
Total equity	654,946,081	697,112,878
Total liabilities, mezzanine equity and equity	6,391,312,469	7,315,517,683

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	US$	US$	US$
Revenues:
Commissions	27,786,218	55,964,174	58,307,151
Interest related income
Financing service fees	2,832,065	2,770,419	2,560,432
Interest income	43,841,220	55,762,091	53,805,393
Other revenues	4,488,989	9,605,165	7,936,987
Total revenues	78,948,492	124,101,849	122,609,963
Interest expense	(14,789,835)	(16,731,341)	(15,041,810)
Total Net revenues	64,158,657	107,370,508	107,568,153
Operating costs and expenses:
Execution and clearing	(2,230,863)	(6,095,132)	(5,338,917)
Employee compensation and benefits	(27,787,218)	(37,163,110)	(33,805,808)
Occupancy, depreciation and amortization	(2,144,337)	(2,137,586)	(2,149,308)
Communication and market data	(8,561,482)	(11,787,814)	(9,794,869)
Marketing and branding	(4,390,987)	(9,507,918)	(10,867,048)
General and administrative	(5,667,137)	(6,432,737)	(5,136,346)
Total operating costs and expenses	(50,782,024)	(73,124,297)	(67,092,296)
Other income (expense):
Others, net	3,615,219	3,469,021	(1,340,064)
Income before income tax	16,991,852	37,715,232	39,135,793
Income tax expenses	(4,528,297)	(9,488,084)	(8,549,158)
Net income	12,463,555	28,227,148	30,586,635
Less: net (loss) income attributable to non-controlling interests	(17,914)	12,563	11,527
Accretion of redeemable non-controlling interests to redemption value	(151,322)	(164,328)	(155,983)
Net income attributable to ordinary shareholders of UP Fintech	12,330,147	28,050,257	30,419,125
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale investments	—	343,892	—
Changes in cumulative foreign currency translation adjustment	(4,791,040)	(17,440,809)	3,826,640
Total Comprehensive income	7,672,515	11,130,231	34,413,275
Less: comprehensive (loss) income attributable to non-controlling interests	(13,454)	24,226	9,845
Accretion of redeemable non-controlling interests to redemption value	(151,322)	(164,328)	(155,983)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	7,534,647	10,941,677	34,247,447
Net income per ordinary share:
Basic	0.005	0.011	0.012
Diluted	0.005	0.011	0.011
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.079	0.164	0.173
Diluted	0.077	0.158	0.166
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,342,468,897	2,557,911,677	2,634,972,699
Diluted	2,452,022,959	2,687,607,158	2,767,093,920

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2024				For the three months ended December 31, 2024				For the three months ended March 31, 2025
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,380,637	(1)			2,421,342	(1)			5,621,791	(1)
Net income attributable to ordinary shareholders of UP Fintech	12,330,147	2,380,637		14,710,784	28,050,257	2,421,342		30,471,599	30,419,125	5,621,791		36,040,916

Net income per ADS - diluted	0.077			0.092	0.158			0.172	0.166			0.198
Weighted average number of ADSs used in calculating diluted net income per ADS	163,468,197			163,468,197	179,173,811			179,173,811	184,472,928			184,472,928
(1)
Share-based compensation.